Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

On June 12, 2003, J.D. Edwards & Company issued a press release relating to the proposed merger between PeopleSoft and J.D. Edwards pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003. The text of the press release follows.

J.D. Edwards Strongly Endorses PeopleSoft’s Rejection of Oracle Hostile Bid

Reaffirms Commitment to Proposed Merger With PeopleSoft

DENVER – June 12, 2003 – J.D. Edwards & Co. (NASDAQ: JDEC) today welcomed the unanimous decision of PeopleSoft’s (NASDAQ: PSFT) Board to reject Oracle Corp’s (NASDAQ: ORCL) unsolicited offer to buy PeopleSoft.

“J.D. Edwards and PeopleSoft share the firm conviction that Oracle’s hostile action benefits Oracle alone and is designed to disrupt the momentum of both of our companies, and the technology marketplace” said Bob Dutkowsky, J.D. Edwards Chairman, President and CEO. “We remain steadfast in our belief that the proposed merger of J.D. Edwards and PeopleSoft will create significant long-term value for both companies’ shareholders, customers and employees, and we will proceed with our plans to combine our two companies.”

About J.D. Edwards & Company

J.D. Edwards (NASDAQ: JDEC) makes customers stronger, enabling them to solve their most important business challenges. The company designs, develops and markets collaborative enterprise software and consulting, education, and support services. J.D. Edwards’ offerings are differentiated by a deeply ingrained attitude of listening to customers, innovating on their behalf, and delivering solutions as part of a results-oriented relationship. Founded in 1977 and headquartered in Denver, Colo., J.D. Edwards focuses on long-term business partnerships and helping its 6,700 customers in more than 110 countries manage their business processes, supply chains, enterprise assets, and supplier and customer relationships. For more information: www.jdedwards.com or 1-800-727-5333.

On June 2, 2003, J.D. Edwards announced that it had entered into a merger agreement with PeopleSoft, Inc. under which J.D. Edwards’ business and PeopleSoft will be merged, and J.D. Edwards will become a wholly owned subsidiary of PeopleSoft. The transaction is anticipated to close in the late third or early fourth calendar quarter. The transaction is subject to regulatory review, approval by the respective companies’ stockholders and other customary conditions.

Additional Information About the Merger and Where to Find It

PeopleSoft intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PEOPLESOFT AND J.D. EDWARDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLESOFT, J.D. EDWARDS AND THE PROPOSED MERGER. The proxy statement/prospectus and other relevant materials (when they become available) may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available) may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com, and by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

J.D. Edwards and its respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.